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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                            DIXON TICONDEROGA COMPANY
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                    255860108
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                                 (CUSIP Number)

                               Jarden Corporation
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
                          Attention: Martin E. Franklin
                                 (914) 967-9400


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Robert L. Lawrence, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                 March 26, 2004
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

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                                  SCHEDULE 13D

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CUSIP NO. 255860108                                       Page  2  of  4  Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jarden Corporation 35-1828377
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          (a)   [   ]
                                                                     (b)   [   ]

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY          -------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH            -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [   ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         N/A
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  14     TYPE OF REPORTING PERSON*

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to shares of the Common Stock, $1.00 par value per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Issuer"). This Amendment No. 4 amends the initial statement (the "Schedule 13D") on Schedule 13D, dated January 9, 2004, of Jarden Corporation, a Delaware corporation, as amended by Amendment No. 1 to Schedule 13D, dated February 11, 2004, as further amended by Amendment No. 2 to Schedule 13D, dated February 27, 2004, and as further amended by Amendment No. 3 to Schedule 13D, dated March 12, 2004. Capitalized terms used in this Amendment No. 4 not otherwise defined have the meanings ascribed to them in the Schedule 13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 4.  Purpose of the Transaction

         Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

         Pursuant to a letter agreement, dated March 26, 2004 (the "Exclusivity Agreement Termination Letter"), between the Reporting Person and the Issuer, discussions and negotiations with respect to a strategic transaction between the Reporting Person and the Issuer were finally terminated and the Exclusivity Agreement was terminated. A copy of the Exclusivity Agreement Termination Letter is annexed hereto as Exhibit No. 6, and the foregoing description of the Exclusivity Agreement Termination Letter is qualified by the full text of the Exclusivity Agreement Termination Letter.

         Also, pursuant to a letter agreement, dated March 26, 2004 (the "Option Agreement Termination Letter"), between the Reporting Person and Gino N. Pala, the Issuer's Chairman and Co-CEO, the Option Agreement between the Reporting Person and Mr. Pala was terminated. A copy of the Option Agreement Termination Letter is annexed hereto as Exhibit No. 7, and the foregoing description of the Option Agreement Termination Letter is qualified by the full text of the Option Agreement Termination Letter.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

         As a result of the termination of the Option Agreement pursuant to the Option Agreement Termination Letter, the Reporting Person shall no longer be deemed to beneficially own any Shares.

Item 7. Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is amended by adding the following Exhibits 6 and 7 to the end of such item:

         6. Exclusivity Agreement Termination Letter, dated March 26, 2004, between Jarden Corporation and Dixon Ticonderoga Company.


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         7.   Option Agreement Termination Letter, dated March 26, 2004, between Jarden Corporation and Gino N. Pala.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2004.

JARDEN CORPORATION

By:    /s/ Desiree Destefano
    --------------------------------
    Name:  Desiree Destefano
    Title: Senior Vice President